Exhibit 99.1

CROWDGATHER, INC. ANNOUNCES FIRST QUARTER
FISCAL 2013 RESULTS

•	Revenues and Gross Profit increased 77% and 154%, respectively, in Q1 FY 2013
•	CrowdGather has no long term debt and has approximately $1.8M in cash

Woodland Hills, CA.  September 10, 2012 --- One of the leading networks of forum communities on the Internet, CrowdGather (OTCQB:CRWG), today announced financial results for the first quarter ended July 31, 2012.

The Company reported revenues of $591,202 for the first quarter of fiscal 2013, an increase of 77% from the $334,036 reported for the first quarter of fiscal 2012. Gross profit for the first quarter of fiscal 2013 was $572,655, an increase of 154% from the $225,296 reported for the same period in fiscal 2012.

“Our business continues to enjoy momentum despite the fact that the summer months are typically our weakest,” said Sanjay Sabnani, CrowdGather’s Chairman and CEO. “We have started adding properties to our proprietary forum ad server and expect to move toward full deployment before the end of this current fiscal quarter.”

Net loss for the first quarter of fiscal 2013 was $677,028 or $.01 per share, versus a net loss of $871,235 or $.01 for the first quarter of fiscal 2012. The decrease in net loss was largely due to increased revenue for the first quarter of fiscal 2013, compared to the same period for fiscal 2012.

During July 2012, the Company reached over 200 million monthly page views across all properties compared to over 150 million monthly page views during July 2011, and had over 17 million monthly unique visitors compared to over 15 million monthly uniques a year earlier. The Company has previously announced page view traffic guidance for fiscal 2013, and consistent with that guidance, anticipates 180 to 190 million monthly page views as the Company removes non-monetizeable content that also conflicts with its terms of service. However, the Company does not expect a significant impact to revenue with the pruning process. As of July 31, 2012, nearly 26 million users are registered on Company network sites, with 74 million total discussions and approximately 1.3 billion individual replies.

Management believes the Company has sufficient working capital to maintain operations, conduct further acquisitions, and improve the monetization of existing ad inventory with its ad server to reach breakeven without additional financing. CrowdGather ended the first quarter of fiscal 2013 with approximately $1.8 million of cash. The Company anticipates it will use its current cash reserves for operations. However, if opportunities become available, the Company may allocate some cash and equity toward acquisitions, depending on the Company’s share price at the time a transaction is consummated.

About CrowdGather, Inc.

With its growing portfolio of special interest forums and enthusiast message board communities, CrowdGather (www.crowdgather.com) has created a centralized network to benefit forum members, forum owners, and forum advertisers. CrowdGather provides a highly interactive and informational social network for members, a management and revenue-sharing resource for third-party forum owners, and a largely untapped advertising network for marketers worldwide.

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth and business strategy. Words such as “expects”, “will”, “intends”, “plans”, “believes”, “anticipates”, “hopes”, “estimates”, and variations on such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the Company’s business; general economic, industry and market sector conditions; the ability to generate increases revenues from the Company’s forums; the ability to obtain additional financing to implement the Company's long-term growth strategy; the ability to manage the Company's growth; the ability to develop and market new technologies to respond to rapid technological changes; competitive factors in the market(s) in which the Company operates; and other events, factors and risks disclosed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

CROWDGATHER, INC.
 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS ENDED JULY 31, 2012 AND 2011

	2012	2011

Revenue	$591,202	$334,036

Cost of revenue	18,547	108,740

Gross profit	572,655	225,296

Operating expenses
Payroll and related expenses	456,064	357,074
General and administrative	790,916	742,250
Total operating expenses	1,246,980	1,099,324

Loss from operations	(674,325)	(874,028)

Other income (expense), net	(1,903)	3,593

Net loss before provision for income taxes	(676,228)	(870,435)

Provision for income taxes	800	800

Net loss	$(677,028)	$(871,235)

Weighted average shares outstanding- basic and diluted	58,249,977	58,254,815

Net loss per share – basic and diluted	$(0.01)	$(0.01)

CROWDGATHER, INC.
 CONDENSED CONSOLIDATED BALANCE SHEETS

	July 31, 2012 (Unaudited)	April 30, 2012
ASSETS
Current assets
Cash	$1,817,100	$2,328,492
Accounts receivable	101,853	42,995
Investments	14,297	28,570
Inventory	34,096	35,132
Prepaid expenses and deposits	51,954	88,932

Total current assets	2,019,300	2,524,121

Property and equipment, net of accumulated depreciation of $257,766 and $241,569 respectively	331,959	131,175

Intangible and other assets, net of accumulated amortization of $22,724 and $15,224, respectively	9,390,603	9,333,928
Goodwill	4,360,176	4,360,176

Total assets	$16,102,038	$16,349,400

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities
Accounts payable	$122,374	$54,095
Accrued vacation	40,601	27,468
Other accrued liabilities	28,574	28,890
Capital lease obligation, current portion	100,523	-

Total current liabilities	292,072	110,453

Capital lease obligation, net of current portion	89,979	-

Stockholders’ equity
Preferred Series A stock, $0.001 par value, 25,000,000 shares authorized,-0- shares issued and outstanding	-	-
Common stock, $0.001 par value, 975,000,000 shares authorized, 58,272,708 and 58,234,216 issued and outstanding, respectively	58,273	58,234
Additional paid-in capital	28,608,946	28,436,644
Accumulated deficit	(12,911,529)	(12,234,501)
Accumulated other comprehensive loss	(35,703)	(21,430)

Total stockholders’ equity	15,719,987	16,238,947

Total liabilities and stockholders’ equity	$16,102,038	$16,349,400

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For additional information, please contact:

Investor Contact:     Sanjay Sabnani
                                     Phone: 818-435-2472 x 101
                                     Email: sanjay@crowdgather.com

Media Contact:        Stacy Dimakakos
                                     Phone: 917-981-5501
                                     Email: stacy@publicworldwide.com